UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre

San Pedro Garza García , Nuevo León, México 66265

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

1.	Press release, dated April 26, 2018, announcing first quarter 2018 results for CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX).

2.	First quarter 2018 results for CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX).

3.	Presentation regarding first quarter 2018 results for CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	April 26, 2018	By:	/s/ Rafael Garza

Name: Rafael Garza
Title: Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated April 26, 2018, announcing first quarter 2018 results for CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX).

2.	First quarter 2018 results for CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX).

3.	Presentation regarding first quarter 2018 results for CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE: CX).